SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of 16 February, 2007 — Disclosure of Annual Report and Accounts 2005, under EMTN programme.

Press Release of  March 2, 2007 —  Coca-Cola Hellenic Bottling Company S.A. Announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2006

Press Release of  March 7, 2007  — Coca-Cola Hellenic Bottling Company S.A. Announces Annual Information Update for Coca-Cola HBC Finance plc for the 12 months up to and including 7th March 2007

Press Release of  March 7, 2007  — Coca-Cola Hellenic Bottling Company S.A. Announces Annual Information Update for Coca-Cola HBC Finance BV for the 12 months up to and including 7th March 2007

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,

Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Co S.A.

Disclosure of annual report and accounts 2005, under EMTN programme

Athens, Greece — 16 February 2007 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that, in connection with the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors, two copies of the annual report and accounts for 2005 with respect to each of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. have been submitted to the FSA, and will shortly be available for inspection at the UK Listings Authority’s Document Viewing Facility, which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC Chris Nolan	Tel: +30 210 618 3114 Email: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

Announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2006

Athens, Greece — 2 March 2007 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces that the audited full set of financial statements for the year ended 31 December 2006 (stand alone and consolidated) based on International Financial Reporting Standards will be published on Friday 30 March 2007.

The Annual General Meeting of its shareholders is currently scheduled to be held on Wednesday 20 June 2007 in Athens, Greece.

The record date for the dividend payment will be Thursday 21 June 2007. Starting Friday 22 June 2007, shares will be trading on the Athens Exchange ex-dividend. The payment of the dividend will commence on Monday 2 July 2007.

CCHBC further specifies, as required by the Athens Exchange Regulation, that the dividend record date will be after June 15, 2007, date of expiry of futures over CCHBC’s shares and over indexes which include CCHBC’s shares.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC — Investor Relations George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com
European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com
US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces Annual Information Update for Coca-Cola HBC Finance plc for the 12
months up to and including 7th of March 2007

Athens, Greece — 7 March 2007 — Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) announces annual information update for Coca-Cola HBC Finance plc for the 12 months up to and including 7th of March 2007. Coca-Cola HBC Finance plc (the “Company”) announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 07/03/2007 in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.  In accordance with Prospectus Rule 5.2.7, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures, may, at any time, become out of date due to change of circumstances.

Information is referred to in this update, rather than include it in full. The following regulatory announcements have been made via a Regulatory Information Service:

01 March 2006

Coca-Cola HBC completes employee negotiations on Greek operation restructuring

08 March 2006

Coca-Cola HBC announces Publication of Prospectus for €2 billion Medium Term Note

08 March 2006

Coca-Cola HBC update on Lanitis Bros Public Ltd Public Offer

13 March 2006

Coca-Cola HBC announces completion of Fresh & Co acquisition

14 March 2006

Coca-Cola HBC announces closing of the acceptance period of the Lanitis Bros Public Ltd Public Offer

21 March 2006

Coca-Cola HBC announces completion of 3-year €350 million Eurobond offering

24 March 2006

Coca-Cola HBC announces the Final Terms for Coca-Cola HBC Finance plc’s €350 million Floating Rate Notes

05 April 2006

Coca-Cola HBC schedules First Quarter 2006 results and conference call date

05 April 2006

Coca-Cola HBC discontinues discussions with C. Cardassilaris & Sons

07 April 2006

Coca-Cola HBC announces completion of Lanitis Bros Public Limited tender

16 May 2006

Results for the three months ended March 31, 2006 (US GAAP)

16 May 2006

Results for the three months ended 31 March 2006 (IFRS)

18 May 2006

Coca-Cola HBC announces Annual General Meeting shareholder invitation

14 June 2006

Coca-Cola HBC announces decision by Greek Competition Authority

20 June 2006

Coca-Cola HBC announces Annual General Meeting shareholder resolutions

05 July 2006

Coca-Cola HBC announces completion of Traficante Group acquisition in Italy

06 July 2006

Coca-Cola HBC schedules First Half 2006 results and conference call date

27 July 2006

Coca-Cola HBC announces Board of Directors changes

10 August 2006

Results for the Six Months ended 30 June 2006 (US GAAP)

10 August 2006

Results for the Six Months ended 30 June 2006 (IFRS)

14 September 2006

Coca-Cola HBC announces changes to the Board of Directors

05 October 2006

Coca-Cola HBC schedules Third Quarter 2006 results and conference call date

14 November 2006

Results for the Nine Months ended 29 September 2006 (US GAAP)

14 November 2006

Results for the Nine Months ended 29 September 2006 (IFRS)

18 December 2006

Coca-Cola HBC stock option information

03 January 2007

Coca-Cola HBC stock option update

12 January 2007

Coca-Cola HBC schedules Full Year 2006 financial results and conference call date

19 January 2007

Coca-Cola HBC announces share trading resulting from exercise of stock options

14 February 2007

Results for the year ended 31 December 2006 (IFRS)

14 February 2007

Results for the year ended 31 December 2006 (US GAAP)

16 February 2007

Disclosure, under EMTN programme, of Annual Report and accounts 2005

02 March 2007

AGM, dividend information, 2006 audited financial statement dates announced

Details of all regulatory announcements can be found in full on the Coca-Cola Hellenic Bottling Company S.A’s market news pages on the London Stock Exchange website at:  www.londonstockexchange.com and also at Coca-Cola Hellenic Bottling Company S.A’s website at: www.coca-colahbc.com.

The Annual Reports of Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc  and Coca-Cola HBC Finance B.V for the year ended December 31, 2005 are available at the UKLA’s Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information was submitted to other EEA States in compliance with the Company’s obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Documents filed at Companies House

The Company submitted filings to Companies House, in relation to the Company’s annual return, financial report and accounts. Copies of these documents can be found on the Companies House website at:  www.direct.companieshouse.gov.uk.

Documents filed with the Securities and Exchange Commission

The information listed above was also submitted by Coca-Cola Hellenic Bottling Company S.A. to the US Securities and Exchange Commission (File No 1-31466). Full details of these submissions can be viewed at www.sec.gov.

Further information regarding the Company and Coca-Cola Hellenic Bottling Company and its subsidiaries is available at www.coca-colahbc.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the registered office of Coca-Cola Hellenic Bottling Company S.A.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC Chris Nolan	Tel: +30 210 618 3114 Email: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces Annual Information Update for Coca-Cola HBC Finance B.V. for the

12 months up to and including 7th of March 2007

Athens, Greece — 7 March 2007 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces annual information update for Coca-Cola HBC Finance B.V. for the 12 months up to and including 7th of March 2007. Coca-Cola HBC Finance B.V. (the “Company”) announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 07/03/2007 in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.  In accordance with Prospectus Rule 5.2.7, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures, may, at any time, become out of date due to change of circumstances.

Information is referred to in this update, rather than include it in full. The following regulatory announcements have been made via a Regulatory Information Service:

01 March 2006

Coca-Cola HBC completes employee negotiations on Greek operation restructuring

08 March 2006

 Coca-Cola HBC announces Publication of Prospectus for €2 billion Medium Term Note

08 March 2006

Coca-Cola HBC update on Lanitis Bros Public Ltd Public Offer

13 March 2006

Coca-Cola HBC announces completion of Fresh & Co acquisition

14 March 2006

Coca-Cola HBC announces closing of the acceptance period of the Lanitis Bros Public Ltd Public Offer

21 March 2006

Coca-Cola HBC announces completion of 3-year €350 million Eurobond offering

24 March 2006

Coca-Cola HBC announces the Final Terms for Coca-Cola HBC Finance plc’s €350 million Floating Rate Notes

05 April 2006

Coca-Cola HBC schedules First Quarter 2006 results and conference call date

05 April 2006

Coca-Cola HBC discontinues discussions with C. Cardassilaris & Sons

07 April 2006

Coca-Cola HBC announces completion of Lanitis Bros Public Limited tender

16 May 2006

Results for the three months ended March 31, 2006 (US GAAP)

16 May 2006

Results for the three months ended 31 March 2006 (IFRS)

18 May 2006

Coca-Cola HBC announces Annual General Meeting shareholder invitation

14 June 2006

Coca-Cola HBC announces decision by Greek Competition Authority

20 June 2006

Coca-Cola HBC announces Annual General Meeting shareholder resolutions

05 July 2006

Coca-Cola HBC announces completion of Traficante Group acquisition in Italy

06 July 2006

Coca-Cola HBC schedules First Half 2006 results and conference call date

27 July 2006

Coca-Cola HBC announces Board of Directors changes

10 August 2006

Results for the Six Months ended 30 June 2006 (US GAAP)

10 August 2006

Results for the Six Months ended 30 June 2006 (IFRS)

14 September 2006

Coca-Cola HBC announces changes to the Board of Directors

05 October 2006

Coca-Cola HBC schedules Third Quarter 2006 results and conference call date

14 November 2006

Results for the Nine Months ended 29 September 2006 (US GAAP)

14 November 2006

Results for the Nine Months ended 29 September 2006 (IFRS)

18 December 2006

Coca-Cola HBC stock option information

03 January 2007

Coca-Cola HBC stock option update

12 January 2007

Coca-Cola HBC schedules Full Year 2006 financial results and conference call date

19 January 2007

Coca-Cola HBC announces share trading resulting from exercise of stock options

14 February 2007

Results for the year ended 31 December 2006 (IFRS)

14 February 2007

Results for the year ended 31 December 2006 (US GAAP)

16 February 2007

Disclosure, under EMTN programme, of Annual Report and accounts 2005

02 March 2007

AGM, dividend information, 2006 audited financial statement dates announced

Details of all regulatory announcements can be found in full on the Coca-Cola Hellenic Bottling Company S.A’s market news pages on the London Stock Exchange website at:  www.londonstockexchange.com and also at Coca-Cola Hellenic Bottling Company S.A’s website at: www.coca-colahbc.com.

The Annual Reports of Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc  and Coca-Cola HBC Finance B.V for the year ended December 31, 2005 are available at the UKLA’s Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information was submitted to other EEA States in compliance with the Company’s obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Documents filed at Chamber of Commerce

The Company submitted filings to Chamber of Commerce, in relation to the Company’s annual return, financial report and accounts. Copies of these documents can be found on the Chamber of Commerce website at:  www.kvk.nl.

Documents filed with the Securities and Exchange Commission

The information listed above was also submitted by Coca-Cola Hellenic Bottling Company S.A. to the US Securities and Exchange Commission (File No 1-31466). Full details of these submissions can be viewed at www.sec.gov.

Further information regarding the Company and Coca-Cola Hellenic Bottling Company and its subsidiaries is available at www.coca-colahbc.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the registered office of Coca-Cola Hellenic Bottling Company S.A.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC Chris Nolan	Tel: +30 210 618 3114 Email: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date  March 9, 2007